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                             January 19, 2022

       Mark White
       Chief Executive Officer
       Nexalin Technology, Inc.
       1776 Yorktown, Suite 550
       Houston, TX 77056

                                                        Re: Nexalin Technology,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on January 4,
2022
                                                            File No. 333-261989

       Dear Mr. White:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2021 letter.

       Registration Statement on Form S-1 filed on January 4, 2022

       Overview, page 3

   1. We note your response to prior comment 6 and your disclosure throughout the registration statement stating that
"[w]hile [the Gen-1] device had been cleared by the FDA to treat anxiety and insomnia .
.. . [you] have voluntarily suspended marketing efforts on the Gen-1 device for treatment of
anxiety or insomnia until a 510(k) application is approved by the
                                                        FDA." Given that the
FDA has not approved your 510(k) application and your
                                                        disclosure on page 4
that "[a]nxiety and insomnia were reclassified as Class II devices and required a new
application in the form of a special control trial, a summary version of a
                                                        PMA, requiring safety
data and mild efficacy response," please revise your disclosure here and throughout the
registration statement to clarify that your decision to suspend
 Mark White
Nexalin Technology, Inc.
January 19, 2022
Page 2
       marketing efforts on the Gen-1 device for the treatment of anxiety or insomnia is not currently voluntary or advise.
Intellectual Property Matrix, page 83

2. We note your response to prior comment 7 and your revised disclosure on pages 82-85.
       Please revise further to explain why the expected expiration dates for the remaining pending applications are currently unknown.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Gary Newberry at 202-551-3761 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,
FirstName LastNameMark White
                                                            Division of
Corporation Finance
Comapany NameNexalin Technology, Inc.
                                                            Office of Life
Sciences
January 19, 2022 Page 2
cc:       Martin Siegel, Esq.
FirstName LastName